EX 99.3

NETCO ENERGY INC.
Suite 1100 – 609 West Hastings Street
Vancouver, BC  V6B 4W4
604.331.3376 (Telephone)
604.688.4712 (Facsimile)

PROXY STATEMENT AND INFORMATION CIRCULAR

(As at May 14, 2004 except as indicated)

MANAGEMENT SOLICITATION

This Proxy Statement and Information Circular is furnished to the shareholders (the “Shareholders”) of Netco Energy Inc. (the “Company”) in connection with the solicitation by the Management of the Company of proxies to be voted at the annual general meeting (the “Meeting”) of the Shareholders to be held on Thursday, June 17, 2004 at 10:00 a.m. (Vancouver time).

The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by the directors, regular officers and employees of the Company.  The Company does not reimburse shareholders, nominees or agents for the cost incurred in obtaining from their principals authorization to execute forms of proxy, except that the Company has requested brokers and nominees who hold stock in their respective names to furnish this proxy material to their customers, and the Company will reimburse such brokers and nominees for their related out of pocket expenses.  No solicitation will be made by specifically engaged employees or soliciting agents.  The cost of solicitation will be borne by the Company.

VOTING AND REVOCABILITY OF PROXY

Registered Shareholders are entitled to vote at the Meeting.  A Shareholder is entitled to one vote for each Common Share that such Shareholder holds on the Record Date on the resolutions to be acted upon at the Meeting and any other matter to come before the Meeting.

The persons named as proxyholders (the "designated persons") in the enclosed Form of Proxy were designated by the directors of the Company.  A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON OR CORPORATION (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR AND ON BEHALF OF THAT SHAREHOLDER AT THE MEETING, OTHER THAN THE DESIGNATED PERSONS IN THE ENCLOSED FORM OF PROXY.  TO EXERCISE THIS RIGHT, THE SHAREHOLDER MAY DO SO BY STRIKING OUT THE PRINTED NAMES AND INSERTING THE NAME OF SUCH OTHER PERSON AND, IF DESIRED, AN ALTERNATE TO SUCH PERSON IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY.

In order to be voted, the completed Form of Proxy must be received by Computershare Trust Company or the office of the Company by mail or by fax, at least 48 hours, excluding Saturdays and holidays, prior to the Meeting or an adjournment of the Meeting or with the Chairman of the Meeting on the day of the Meeting.

A proxy may not be valid unless it is dated and signed by the Shareholder who is giving it or by that Shareholder's attorney-in-fact duly authorized by that Shareholder in writing or, in the case of a corporation, dated and executed by a duly authorized officer, or attorney-in-fact for, the corporation.  If a Form of Proxy is executed by an attorney-in-fact for an individual Shareholder or joint Shareholders or by an officer or attorney-in-fact for a corporate Shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarial copy thereof, should accompany the Form of Proxy.

A Shareholder who has given a proxy may revoke it at any time, before it is exercised, by an instrument in writing:  (a) executed by that Shareholder or by that Shareholder’s attorney-in-fact authorized in writing or, where that Shareholder is a corporation, by a duly authorized officer of, or attorney-in-fact for, the corporation; and (b) delivered either:  (i) to the Company at #1100 – 609 West Hastings Street, Vancouver, BC  V6B 4W4 (Attention: Chris Schultze) at any time up to and including the last business day preceding the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (ii) to the Chairman of the Meeting prior to the vote on matters covered by the proxy on the day of the Meeting or, if adjourned or postponed, any reconvening thereof; or (iii) in any other manner provided by law.  Also, a proxy will automatically be revoked by either:  (i) attendance at the Meeting and participation in a poll (ballot) by a Shareholder, or (ii) submission of a subsequent proxy in accordance with the foregoing procedures.  A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

IN THE ABSENCE OF ANY INSTRUCTIONS, THE DESIGNATED PERSONS OR OTHER PROXY AGENT NAMED ON THE PROXY FORM WILL CAST THE SHAREHOLDER’S VOTES ON ANY POLL (BALLOT) FOR THE APPROVAL OF ALL THE MATTERS IN THE ITEMS SET OUT IN THE FORM OF PROXY AND IN FAVOR OF EACH OF THE NOMINEES NAMED THEREIN FOR ELECTION AS DIRECTORS.

The enclosed Form of Proxy confers discretionary authority upon the persons named therein with respect to other matters which may properly come before the Meeting, including any amendments or variations to any matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.  At the date of this Proxy Statement and Information Circular, management of the Company knew of no such amendments, variations, or other matters to come before the Meeting.

In the case of abstentions from or withholding of the voting of Common Shares on any matter, the shares which are the subject of the abstention or withholding (“non-voted shares”) will be counted for determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.

No person has been authorized to give any information or to make any representation other than those contained in this Proxy Statement and Information Circular in connection with the solicitation of proxies and, if given or made, such information or representations must not be relied upon as having been authorized by the Company.  The delivery of this Proxy Statement and Information Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Proxy Statement and Information Circular.  This Proxy Statement and Information Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized or in which the person making such solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES

The information set forth in this section is of significant importance to many Shareholders, as a substantial number of Shareholders do not hold shares in their own name.  Shareholders who do not hold their shares in their own name (referred to in this Proxy Statement and Information Circular as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Meeting.  If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder's name on the records of the Company.  Such Common Shares will more likely be registered under the names of the Shareholder's broker or an agent of that broker.  In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depositary Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).  Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings.  Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting.  The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the Form of Proxy provided to registered Shareholders by the Company.  However, its purpose is limited to instructing the registered Shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder.  The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services ("ADP") in the United States and Independent Investor Communications Company ("IICC") in Canada.  ADP and IICC typically apply a special sticker to proxy forms, mail those forms to the Beneficial Shareholders.  Beneficial Shareholders should return the proxy forms to ADP for the United States and IICC for Canada.  ADP and IICC then tabulate the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting.  A Beneficial Shareholder receiving an ADP proxy or an IICC proxy cannot use that proxy to vote Common Shares directly at the Meeting - the proxy must be returned to ADP or IICC, as the case may be, well in advance of the Meeting in order to have their Common Shares voted at the Meeting.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Shareholder and vote the Common Shares in that capacity.  Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Common Shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, a Beneficial Shareholder may request in writing that his or her broker send to the Beneficial Shareholder a legal proxy which would enable the Beneficial Shareholder to attend at the Meeting and vote his or her Common Shares.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON AT THE MEETING

None of the following persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on other than the election of directors or the appointment of auditors:

(a) each individual who has been a director or senior officer of the Company at any time since the beginning of the last financial year, being January 1, 2003;

(b) each proposed nominee for election as a director of the Company; and

(c) each associate or affiliate of any of the foregoing persons.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of common shares without nominal or par value, of which 14,126,316 common shares are issued and outstanding.

Only the holders of common shares are entitled to vote at the Meeting and the holders of common shares are entitled to one vote for each common share held.  Holders of common shares of record on May 10, 2004 will be entitled to vote at the Meeting.

To the knowledge of the directors and senior officers of the Company, the following persons beneficially own shares carrying more than 10% of the voting rights attached to all shares of the Company:

Name of Shareholder	No. of Common Shares Owned	Percentage of Outstanding Common Shares
John R. Hislop (1)	1,529,600	10.83%

(1)John R. Hislop is a Director of the Company and also holds 1,486,100 warrants.

ELECTION OF DIRECTORS

The directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed.  In the absence of instructions to the contrary, the enclosed Form of Proxy will be voted for the nominees listed in the Form of Proxy, all of whom are presently members of the Board of Directors.

The Shareholders will be asked to pass an ordinary resolution to set the number of directors of the Company at three (3).  Management of the Company proposes to nominate each of the following persons for election as a director.  Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Country of Ordinary Residence and Position Held with the Company(1)	Principal Occupation or Employment and, if not an Elected Director, Occupation During the Past Five Years(2)	Approx. No. of Voting Shares Beneficially Owned, Directly or Indirectly, or Controlled or Directed	Date on which the Nominee became a Director of the Company
CHRIS SCHULTZE (3) British Columbia, Canada PRESIDENT, and DIRECTOR

President and Secretary of the Company since October 2003; Director of the Company since March 2003; President, CEO and Director of Gemini Energy Corp. a public resource company since October 2003; President and Director of FM Resources Corp., a public resource company since February 2000; Director of Patriot Petroleum Corp., a public resource company since June 1999; Professional Geologist

		103,524 common shares	March 14, 2003
JOHN HISLOP (3) British Columbia, Canada DIRECTOR

Director of the Company; Director of Cubix Investments Ltd. a public investment company since February 1994; President, CEO and Director of Exxel Energy Corp., a public resource company since October 2001; Director of Netco Energy Inc. a public resource company since June 1999; President, CEO of Patriot Petroleum Corp. a public resource company since October 2003 and Director of Patriot since April 1999; President and Director of Warrior Energy N.V. a public resource company since October 1997; CEO of Warrior Energy N.V. since November 2003; Director and Secretary of Nation Energy Inc. a public resource company since June 1999 and President of Nation Energy Inc. since October 2003

		1,529,600 common shares	June 29, 1999
MICHAEL SCHOEN (3) British Columbia, Canada DIRECTOR

Director of the Company since October 2003, Director of Gemini Energy Corp., a public resource company since April 2003; Director of Ultra Holdings Inc. a public investment company from July 1999 to October 2001; Director of Cubix Investments Inc. a public investment company from November 1996 to January 2001; Director of Ultra Petroleum Corp. a public resources company from August 1999 to December 1999; Lecturer with the University of British Columbia since 1992

		Nil common shares	October 22, 2003

(1)The information as to country of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective nominees.

(2)The information as to shares beneficially owned or over which a director/nominee exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective nominees as at May 14, 2004.

(3) Member of Audit Committee.

The Company has no executive committee

STATEMENT OF EXECUTIVE COMPENSATION

Particulars of compensation paid to:

(a) the Company’s chief executive officer (“CEO”);

(b) the Company’s chief financial officer (“CFO”);

(c) each of the Company’s three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000 per year; or

(d) any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year;

(each a “Named Executive Officer”) is set out in the summary compensation table below:

SUMMARY COMPENSATION TABLE
		Annual Compensation			Long Term Compensation
					Awards(1)		Payouts
Name and Principal Position	Year	Salary	Bonus	Other Annual Compen-sation(2)	Securities Under Options /SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts	All Other Compen-sation
Donald A. Sharpe, President, CEO and CFO(4)	2003 2002 2001	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$50,000(3) $60,000(3) $60,000(3)
Chris Schultze, President and CEO(5)	2003 2002 2001	Nil N/A N/A	Nil N/A N/A	$2,000 N/A N/A	20,000 N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A
Daniel Weisbeck, CFO (6)	2003 2002 2001	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A

(1)Other than indicated below, the Company has not granted any restricted shares or restricted share units, stock appreciation rights or long-term incentive plan payouts to the Named Executive Officers during the fiscal years indicated.

(2)The value of perquisites and other personal benefits, securities and property for the Named Executive Officers that do not exceed the lesser of $50,000 or 10% of the total of the annual salary and bonus are not reported herein.

(3)The Company paid $5,000 per month as management fees to D. Sharpe Management Inc., a private company controlled by Donald A. Sharpe.

(4)Mr. Donald A. Sharpe resigned on October 21, 2003.

(5)Mr. Chris Schultze was appointed President on October 22, 2003 and as CEO on May 11, 2004.

(6)Mr. Daniel Weisbeck was appointed as CFO on May 11, 2004.

There were no Named Executive Officers serving as executive officers at the end of the most recently completed financial year or executive officers who served during the financial year whose salaries exceeded $150,000 per year.

There were no long-term incentive plans in place for any Named Executive Officer of the Company during the most recently completed financial year.

OPTIONS AND SARS

The following tables sets forth the details of incentive stock options granted to each of the Named Executive officers during the financial year ended December 31, 2003.

Options / SAR Grants During The Most Recently Completed Financial Year
NEO name (a)	Securities, under Options/SARs Granted (#) (b)	Percent of Total Options / SARs Granted to Employees in Finanacial Year (c)	Exercise of Base price ($ / Security) (d)	Market Value of Securities Underlying Options / SARs on the Date of Grant ($ / Security) (d)	Expiration Date (f)
Chris Schultze President, CEO and Director	20,000	66.67%	$0.27	$0.27	February 20, 2008

The following table sets forth the details of incentive stock options exercised by each of the Named Executive officers during the financial year ended December 31, 2003.

Aggregate Option / SAR Exercises During The Most Recently Completed Financial Year And Financial Year-End Option / SAR Values
NEO name (a)	Securities, Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Options / SARs at Financial Year-end (#) Exercisable / Unexercisable (d)	Value of Unexercised in-the-Money Options / SARs at Financial Year-End ($) Exercisable / Unexercisable (f)
Donald A. Sharpe, President and Director	100,000 87,500	16,000 10,500	Nil	N/A

There were no options held by the CEO that were repriced downward during the most recently completed financial year.

There were no defined benefit or actuarial plans in place for any Named Executive Officer during the most recently completed financial year.

There are no employment contracts or compensatory plans or arrangements between the Company and a Named Executive Officer.

The Company has no compensation committee.

COMPENSATION OF DIRECTORS

No other compensation was paid to directors of the Company during the last completed financial year.

OTHER COMPENSATION TO DIRECTORS

No other compensation was paid to directors of the Company during the last completed financial year.

INDEBTEDNESS TO COMPANY OF DIRECTORS AND SENIOR OFFICERS

None of the directors and senior officers of the Company, proposed nominees for election or associates of such persons is or has been indebted to the Company or its subsidiaries at any time since the beginning of the last completed financial year of the Company and no indebtedness remains outstanding as at the date of this Information Circular.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as noted below, since January 1, 2003, being the commencement of the Company’s last completed financial year, none of the following persons has any material interest, direct or indirect, in any transaction or proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries:

(a) any director or senior officer of the Company;

(b) any proposed nominee for election as a director of the Company;

(c) any member holding, directly or indirectly, more than 10% of the voting rights attached to all the shares of the Company; and

(d) any associate or affiliate of any of the foregoing persons.

On April 22, 2003, the Company closed a non-brokered private placement for aggregate gross proceeds of $1,000,000 and issued a total of 100 15% convertible debentures at a price of $10,000 per convertible debenture.  John Hislop, a director of the Company purchased 43.25 convertible debentures, Chris Schultze, the President and Director of the Company purchased 3 convertible debentures and Donald Sharpe, a former Director of the Company, purchased 11.63 convertible debentures.  As of the date of this Proxy Statement and Information Circular all of the 15% convertible debentures have been converted.

APPOINTMENT OF AUDITOR

The members will be asked to appoint Ellis Foster, Chartered Accountants, of 1650 West 1st Avenue, Vancouver, BC  V6J 1G1, to serve as the auditors of the Company until the close of the next Annual General Meeting of the members.

Ellis Foster, Chartered Accountants, if appointed, will replace Lancaster & David, Chartered Accountants, who resigned as auditor at the request of the Company.

The Notice of Change of Auditor required pursuant to National Policy 31 is attached hereto as Schedule “A”, together with letters from Lancaster & David and Ellis Foster, respecting the change in auditor.

It is proposed that the remuneration to be paid to the auditor of the Company be fixed by the Board of Directors.

Ellis Foster, Chartered Accountants were first appointed auditor of the Company on February 17, 2004.

MANAGEMENT CONTRACTS

Management, administration, information services, accounting, rent, utilities and compliance services are provided by a private management company wholly-owned by a director.  The services are provided on a month to month basis and there is no formal written agreement.

Pursuant to an agreement dated June 1, 1999 between the Company and D. Sharpe Management Inc., a company controlled by Donald A. Sharpe, the Company paid $5,000 per month to D. Sharpe Management Inc. for management fees.  This agreement was terminated with the resignation of Mr. Sharpe on October 21, 2003.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Amendment to the Stock Option Plan

Shareholders approval as evidenced by a majority of the votes cast at the Meeting by shareholders will be sought to approve an amendment to the 2002 Stock Option Plan (the “Plan”) by increasing the amount of stock options available from 611,365 common shares to 1,412,631 (including the 343,500 options outstanding) common shares in the capital stock of the Company.  All other terms and conditions of the Plan shall remain the same.

Under the TSX Venture Exchange Listing Policy 4.4, a disinterested shareholder vote is required if more than 10% of the number of outstanding shares of the Company could be reserved for options to insiders or issued to insiders within a one-year period.   A disinterested shareholder vote is also required if more than 5% of the number of outstanding shares could be issued upon exercise of options to any one insider in a one-year period.

“Disinterested shareholders” are shareholders entitles to vote at a meeting of the Company other than:

(a) insiders of the Company to whom shares may be issued pursuant to the stock option plan; and

(b) “associates” of persons referred to in (a).

A copy of the amended Plan is available for review at the registered office of the Company, Suite 800 – 885 West Georgia Street, Vancouver, British Columbia during normal business hours up to and including the date of the Meeting.

Other matters

The management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the Notice of the Meeting.  If any other matter properly comes before the meeting, it is the intention of the persons named in the enclosed Form of Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com.  Financial information relating to Netco Energy Inc. is provided in the Company’s comparative financial statements and MD&A for the financial year ended on December 31, 2003.  Shareholders may contact the Company to request copies of financial statements and MD&A at the following address: #1100 – 609 West Hastings Street, Vancouver, British Columbia, Canada  V6B 4W4.

CERTIFICATE

The content and sending of this information circular has been approved by the Company’s Board of Directors.The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

Dated as of the 14th day of May, 2004.

“Chris Schultze”

Chris  Schultze,
President and CEO